51, Sogong-ro, Jung-gu

Seoul 100-792, Korea

Tel: 82.2.2002.3000

Fax: 82.505.002.5308

http://www.wooribank.com

April 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Woori Bank has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 27, 2017. The disclosure can be found under the heading “Item 3D. Risk Factors—Other risks relating to our business—We engage in limited activities relating to Iran and may become subject to sanctions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ Jeong Soo Lee
Jeong Soo Lee General Manager, Investor Relations Department